UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ/ME No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV), headquartered in the City of São Paulo, State of São Paulo, at Avenida Engenheiro Luis Carlos Berrini, 1376, 32nd floor, Cidade Monções, 04571-936, pursuant to the provisions of article 157, paragraph 4, of Law No. 6,404, dated December 15, 1976, as amended, and the provisions of CVM Resolution No. 44, dated August 23, 2021, hereby informs that, on this date, its Board of Directors approved the filing, by the Company, of a Request for Prior Consent with the National Telecommunications Agency’s (“ANATEL”) to allow for the possibility of effecting a Capital Reduction in one or more corporate events (“Reductions”).

The objective of the Request for Prior Consent is to grant the Company the flexibility of making one or more reductions to its capital stock, up to the maximum amount of R$ 5 billion (five billion reais), carried out in this and/ or future fiscal years, according to management’s evaluation of the Company’s financial conditions and macroeconomic scenario. If authorized by ANATEL, and subject to management's assessment of opportunity and convenience, as well as obtaining the appropriate corporate approvals, the Reductions may be effected through the refund of funds to its shareholders in proportion to their shareholding on the respective base dates to be fixed and without the cancellation of their shares.

The Company clarifies that the Request for Prior Consent will be made in order to obtain authorization to carry out the Reductions or not, according to the discretionary assessment of its Management. That is, the Request for Prior Consent, if authorized by ANATEL, does not imply the obligation to carry out the Reductions, but only the possibility for the Company to carry them out or not.

The Company reiterates its commitment to keep its shareholders and the market in general informed, in line with the best corporate governance practices and under the terms of the applicable legislation and regulations, regarding ANATEL's resolution on the Request for Prior Consent and on other acts and material facts through its usual channels for disclosing information, namely, the websites of the CVM (www.gov.br/cvm), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Company (www.ri.telefonica.com.br).

São Paulo, February 15, 2023.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 15, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director